CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated September 8, 1995 and November 21, 1997 in the matter of File No. 70-8661.

                                - - - - - - - - -

Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

                  1. A Tenth Supplementary Installment Sale Agreement was made and entered into by and between the Company and The Industrial Development Board of the Town of Columbia (Alabama) (the "Board"), relating to $51,650,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), Series 1999-A (the "Series 1999-A Bonds"), and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                  2. An Eleventh Supplementary Installment Sale Agreement was made and entered into by and between the Company and the Board, relating to $25,000,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), Series 1999-B (the "Series 1999-B Bonds"), and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                  3. A Twelfth Supplementary Installment Sale Agreement was made and entered into by and between the Company and the Board, relating to $25,000,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), Series 1999-C (the "Series 1999-C Bonds"), and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.


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                  4. Filed herewith are the following exhibits:

                  Exhibit A     -- Tenth Supplementary Installment Sale
                                   Agreement between the Board and the
                                   Company, dated as of June 1, 1999.

                  Exhibit B     -- Eleventh Supplementary Installment
                                   Sale Agreement between the Board and the Company, dated as of June 1, 1999.

                  Exhibit C     -- Twelfth Supplementary Installment
                                   Sale Agreement between the Board and the Company, dated as of June 1, 1999.

                  Exhibit D     -- Trust Indenture relating to the
                                   Series 1999-A Bonds between the Board and
                                   SouthTrust Bank, National Association,
                                   dated as of June 1, 1999.

                  Exhibit E     -- Trust Indenture relating to the
                                   Series 1999-B Bonds between the Board and
                                   SouthTrust Bank, National Association,
                                   dated as of June 1, 1999.

                  Exhibit F     -- Trust Indenture relating to the
                                   Series 1999-C Bonds between the Board and
                                   SouthTrust Bank, National Association,
                                   dated as of June 1, 1999.

                  Exhibit G     -- Opinion of Balch & Bingham LLP dated June 9,
                                   1999.

Dated June 9, 1999                   ALABAMA POWER COMPANY

                                     By    /s/Wayne Boston
                                              Wayne Boston
                                          Assistant Secretary